Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Unaudited)
(Canadian dollars)

Three and Six Months Ended December 31, 2009 and 2008

(An exploration stage company)

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Balance Sheets
(Unaudited)
(Canadian dollars)

	December 31, 2009	June 30, 2009

ASSETS
Current assets:
Cash and cash equivalents	$1,221,059	$3,455,576
Amounts receivable (note 4)	244,973	190,975
Prepaid expenses	35,919	111,197
	1,501,951	3,757,748

Equipment (note 5)	542,097	608,193

Deferred financing costs (note 6)	55,518	-

Unproven mineral right interests (Schedule and note 3)	42,373,910	40,943,685
	$44,473,476	$45,309,626

LIABILITIES
Current liabilities:
Accounts payable	$335,200	$228,561
Accrued liabilities	203,000	165,000
	538,200	393,561

SHAREHOLDERS’ EQUITY
Share capital (note 7)
Authorized: Unlimited number of common shares without par value
Issued and outstanding:
62,089,953 common shares (2009; 62,086,620 common shares)	56,756,528	56,753,646
Contributed surplus	4,127,293	4,031,196

Deficit, accumulated during the exploration stage	(16,948,545)	(15,868,777)
	43,935,276	44,916,065
	$44,473,476	$45,309,626

Nature of operations (note 1)
Subsequent events (note 9)

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Operations and Comprehensive Loss
(Unaudited)
(Canadian dollars)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008

Expenses:
Amortization of equipment	$5,883	$6,479	$12,748	$13,675
Foreign exchange loss (gain)	1,351	1,619	(7,656)	(4,026)
Interest and bank charges	656	537	1,617	1,429
Investor relations and shareholder communications	23,849	18,859	37,774	25,519
Legal, audit and consulting	113,548	183,057	250,538	297,323
Office, insurance and miscellaneous	70,575	67,497	126,683	138,394
Rent	50,020	47,352	99,771	94,645
Salaries and benefits	225,501	273,278	464,032	547,034
Transfer and filing fees	34,614	30,615	66,857	58,013
Travel and accommodation	16,285	14,419	31,287	32,530
	542,282	643,712	1,083,651	1,204,536

Loss before other items	(542,282)	(643,712)	(1,083,651)	(1,204,536)

Other items:
Investment income	979	15,706	3,883	63,908
Other income	-	-	-	8,259

Net loss and comprehensive loss for the period	$(541,303)	$(628,006)	$(1,079,768)	$(1,132,369)

Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.02)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted	62,088,142	62,086,620	62,087,381	60,169,229

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Shareholders’ Equity
(Unaudited)
(Canadian dollars)

	Shares	Common shares amount	Contributed surplus	Deficit during the exploration stage	Shareholders’ equity

Balance at June 30, 2008	57,886,620	$52,032,205	$3,541,767	$(13,477,772)	$42,096,200
Net loss for the year	-	-	-	(2,391,005)	(2,391,005)
Shares issued on private placement of common shares and warrants	4,000,000	4,824,985	175,015	-	5,000,000
Share issue costs	-	(350,804)	(12,724)	-	(363,528)
Stock-based compensation	-	-	428,398	-	428,398
Shares issued on exercise of stock options	200,000	146,000	-	-	146,000
Transfer from contributed surplus on exercise of options	-	101,260	(101,260)	-	-
Balance at June 30, 2009	62,086,620	56,753,646	4,031,196	(15,868,777)	44,916,065
Net loss for the period	-	-	-	(1,079,768)	(1,079,768)
Stock-based compensation	-	-	96,813	-	96,813
Shares issued on exercise of stock options	3,333	2,166	-	-	2,166
Transfer from contributed surplus on exercise of options	-	716	(716)	-	-
Balance at December 31, 2009	62,089,953	$56,756,528	$4,127,293	$(16,948,545)	$43,935,276

See notes to the unaudited interim consolidated financial statements

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008

Cash (used for) provided by :
Operating Activities
Net loss for the period	$(541,303)	$(628,006)	$(1,079,768)	$(1,132,369)
Items not involving cash :
Amortization of equipment	5,883	6,479	12,748	13,675
Stock-based compensation	43,886	57,233	96,813	146,267
Gain on disposal of equipment	-	-	-	(5,724)
Net changes in non-cash working capital items
Amounts receivable	(16,677)	(3,422)	(18,173)	(763)
Prepaid expenses	60,936	20,676	75,278	54,570
Accounts payable and accrued liabilities	7,212	72,625	75,207	36,936
	(440,063)	(474,415)	(837,895)	(887,408)
Investing Activities
Purchase of equipment	(328)	(15,477)	(328)	(128,133)
Proceeds on disposal of equipment	-	-	-	14,711
Unproven mineral right interests	(672,902)	(910,064)	(1,398,460)	(1,930,762)
	(673,230)	(925,541)	(1,398,788)	(2,044,184)

Financing Activities
Common shares issued for cash	2,166	-	2,166	5,146,000
Share issuance costs	-	(15,965)	-	(363,529)
	2,166	(15,965)	2,166	4,782,471

(Decrease) / increase in cash and cash equivalents during the period	(1,111,127)	(1,415,921)	(2,234,517)	1,850,879

Cash and cash equivalents - beginning of period	2,332,186	7,229,542	3,455,576	3,962,742

Cash and cash equivalents - end of period	$1,221,059	$5,813,621	$1,221,059	$5,813,621

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three Months Ended December 31, 2009	Three Months Ended December 31, 2008	Six Months Ended December 31, 2009	Six Months Ended December 31, 2008

Supplementary financial information

Non-cash investing and financing activities:
Amounts receivable for unproven mineral rights interests	$(41,954)	$(17,749)	$(35,825)	$525,183
Accounts payable for unproven mineral rights interests	(14,894)	(64,910)	13,915	(514,505)
Amortization capitalized to unproven mineral right interests	26,862	58,645	53,676	97,440
Transfer of contributed surplus upon exercise of stock options	716	-	716	-

Cash and cash equivalents are comprised of:
Cash	$1,221,059	$196,478	$1,221,059	$196,478
Treasury Bills and Banker’s acceptance notes	-	5,617,143	-	5,617,143
	$1,221,059	$5,813,621	$1,221,059	$5,813,621

See notes to the unaudited interim consolidated financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“Kimber”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete its exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

These unaudited consolidated financial statements are prepared on a going-concern basis, which assumes that Kimber will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. As Kimber does not generate positive cash flow from operations, it will need to raise additional funds through future issuance of equity securities or the sale of one or more properties.

Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. If Kimber cannot raise adequate funds, its mining properties may be joint ventured, sold or abandoned. Subsequent to December 31, 2009, Kimber raised gross proceeds of US$3,142,000, before estimated share issue costs of US$302,354, through a public offering (note 9(c)).

These unaudited consolidated financial statements do not include any adjustments to the carrying value of assets and liabilities, and changes to balance sheet classifications that may be necessary should Kimber not continue as a going concern and these adjustments and reclassifications could be material.

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, and its wholly owned subsidiaries, Minera Monterde S. de R.L. de C.V., Minera Pericones S. A. de C.V. and Kimber Resources de Mexico S. A. de C.V. Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (GAAP) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements and accompanying notes. Significant areas requiring the use of management estimates relate to the determination of environmental obligations, stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2009 and 2008 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

2.	Basis of presentation (continued)

These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, but are not necessarily indicative of the results to be expected for a full year.

b)	Adoption of new accounting standards

Effective July 1, 2009, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i)	CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber was July 1, 2009. The impact of implementation of these standards did not have a material impact on Kimber’s consolidated financial statements.

c)	Recent accounting pronouncements

i)	CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the beginning of the first annual reporting period beginning after January 1, 2011 with earlier application permitted. Effective July 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for business acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

3.	Unproven Mineral Right Interests

Kimber’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico. During the six month period ended December 31, 2009 Kimber capitalized $1,430,225 of costs to unproven mineral right interests (2008 - $2,038,880).

A Consolidated Schedule of Unproven Mineral Right Interests as at December 31, 2009 and for the six months ended December 31, 2009, is included at the end of the Notes to the Consolidated Financial Statements.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

3.	Unproven Mineral Right Interests (continued)

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. As at December 31, 2009, the entire Monterde Property comprises 34 mineral concessions totalling 29,266 hectares in the Sierra Madre in the State of Chihuahua, Mexico. A further concession has been purchased subsequent to December 31, 2009 (note 9(b)).

Monterde concessions

Kimber owns a 100% interest in the Monterde concessions having acquired the concessions by payment of total consideration of $1,398,527 (US$1,054,900). In addition as at December 31, 2009 a deposit of $15,716 (US$15,000) had been paid for an additional concession. The final payment of $61,800 (US$60,000) was paid in January 2010.

El Coronel concessions

Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of $1,206,958 (US$1,000,000).

Staked concessions

Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi annual taxes.

Setago Property

The Setago Property has a property area of 10,069 hectares and lies approximately 24 kilometres to the west of the Monterde Property. Kimber staked one exploration concession in 2006 and two exploration concessions during the year ended June 30, 2008. The property requires no further payments other than for semi annual taxes.

Pericones Property

Kimber owns Pericones, a property in Estado de Mexico, covering a total area of 11,890 hectares. The property requires no payments other than for semi annual taxes.

4.	Amounts Receivable

Amounts receivable at December 31, 2009 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 15% of expenditures in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

	December 31, 2009	June 30, 2009

IVA tax receivable	150,315	136,173
Net GST receivable	32,459	14,486
Other receivables	62,199	40,316
	$244,973	$190,975

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

5.	Equipment

		December 31, 2009		June 30, 2009
	Cost	Accumulated Amortization	Net value	Net value
Camp and equipment	$503,871	$(185,928)	$317,943	$338,215
Camp vehicles	277,021	(183,977)	93,044	116,736
Computer equipment	211,763	(127,568)	84,195	98,500
Computer software	69,710	(64,271)	5,439	9,319
Office fixtures and equipment	77,699	(36,223)	41,476	45,423
	$1,140,064	$(597,967)	$542,097	$608,193

6.	Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	December 31, 2009	June 30, 2009
Assets by geographic segment, at cost
Canada
Current	$1,280,754	$3,515,516
Equipment	69,551	82,299
Deferred financing costs*	55,518	-
	1,405,823	3,597,815
Mexico
Current	221,197	242,232
Equipment	472,546	525,894
Unproven mineral right interests	42,373,910	40,943,685
	43,067,653	41,711,811

	$44,473,476	$45,309,626

*On February 4, 2010 Kimber announced the terms of a public offering of common shares in the United States. Certain professional fees associated with this financing were incurred prior to December 31, 2009 and have been included on the balance sheet as deferred financing costs.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

7.	Share Capital

a)	Warrants

The continuity of warrants for the six months ended December 31, 2009 and the year ended June 30, 2009 is as follows:

	# of Warrants	Exercise Price	Expiry Date
Balance – June 30, 2008	4,000,000	$ 1.25	March 11, 2010
Issued	2,000,000	$ 1.80	September 24, 2010
Balance – June 30, 2009	6,000,000	$ 1.43
Issued	-	-
Balance – December 31, 2009	6,000,000	$ 1.43

b)	Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	Six Months ended December 31, 2009		Year ended June 30, 2009
	Options Outstanding	Weighted average exercise price	Options Outstanding	Weighted average exercise price

Balance, beginning of period	4,022,000	$ 1.16	3,132,000	$ 1.44
Granted	-	-	1,370,000	0.65
Exercised	(3,333)	$ 0.65	(200,000)	0.73
Forfeited	(16,667)	$ 1.43	(205,000)	1.97
Expired	(380,000)	$ 2.12	(75,000)	2.05
Balance, end of period	3,622,000	$ 1.06	4,022,000	$ 1.16

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

b)	Stock Options (continued)

Stock options outstanding and exercisable at December 31, 2009 are as follows:

Exercise price	Number outstanding	Number exercisable	Expiry date
$
1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	100,000	100,000	November 2011
2.67	50,000	50,000	December 2011
1.95	400,000	400,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	400,000	November 2012
0.79	500,000	500,000	February 2013
0.65	1,360,000	836,660	January 2014
	3,622,000	3,098,660
Weighted average exercise price	$ 1.06	$ 1.13

8.	Related party transactions

Kimber had no related party transactions during the current and comparable periods. Unless otherwise stated, related party transactions are measured at the exchange amount, being the amount of consideration established and agreed to by the related parties. Amounts due to or from related parties are unsecured, non-interest bearing and are due on demand.

9.	Subsequent events

a) On January 14, 2010 Kimber received $416,666 from the exercise of 333,333 warrants with an exercise price of $1.25.

b) On January 15, 2010 Kimber completed the purchase, by payment of US$60,000, of the San Francisco mineral rights concession in the Monterde property. The total purchase price for this concession, which covers 30 hectares was US$75,000. Concessions at the Monterde property cover a total of 29,296 hectares.

c) On February 4, 2010 Kimber announced the terms of a public offering of common shares in the United States. The offering was for up to 3,783,000 common shares at a price of US$1.00 per share in a registered direct offering. In addition, Kimber granted the placement agent, Scarsdale Equities LLC, the exclusive right to place in the aggregate up to a further 15% of the offered shares, being 567,450 common shares, under the same terms and conditions as the offered shares, for a period of thirty calendar days from the date of filing of the final prospectus supplement, which was February 4, 2010.

KIMBER RESOURCES INC.
(An exploration stage company)
Notes to Consolidated Financial Statements
December 31, 2009
(Unaudited)
(Canadian dollars)

9.	Subsequent events (continued)

c) The offering closed on February 10, 2010. Subscription agreements were received for 3,142,000 common shares on this date. Gross proceeds of the offering were US$3,142,000. The placement agent’s commission was 4.5%, for a commission amount of US$141,390 for proceeds of US$3,000,610. The expenses of the offering were estimated at US$160,964 to give estimated net proceeds of US$2,839,646.

KIMBER RESOURCES INC.
(An exploration stage company)
Consolidated Schedule of Unproven Mineral Right Interests (note 3)
(Unaudited)
(Canadian dollars)

	December 31, 2009	Expenditures during period	June 30, 2009
MEXICO
Monterde Property
Acquisition and taxes	$2,887,821	$40,942	$2,846,879
Exploration and Engineering
Amortization	586,689	52,476	534,213
Assays	3,794,267	8,911	3,785,356
Drilling	13,130,339	-	13,130,339
Engineering	2,335,443	203,837	2,131,606
Environmental study	1,330,567	10,812	1,319,755
Field, office	1,251,068	177,549	1,073,519
Geological, geophysical	6,877,870	386,135	6,491,735
Legal	713,120	41,738	671,382
Maps, reports, reproductions	1,086,317	51,251	1,035,066
Metallurgy	885,646	109,907	775,739
Road and drill site maintenance	2,042,827	-	2,042,827
Salary and wages	806,570	24,470	782,100
Scoping study	25,482	-	25,482
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	1,939,696	50,642	1,889,054
Travel, accommodation	1,628,932	49,033	1,579,899
Third party recoveries	(9,931)	-	(9,931)
	38,569,308	1,166,761	37,402,547
	41,457,129	1,207,703	40,249,426
Setago Property
Acquisition and taxes	27,883	6,901	20,982
Exploration	96,480	26,199	70,281
	124,363	33,100	91,263
Pericones Property
Acquisition and taxes	37,201	7,530	29,671
Exploration
Amortization	3,309	1,200	2,109
Assays	59,004	14,539	44,465
Drilling	13,297	-	13,297
Environmental study	13,844	3,839	10,005
Field, office	1,339	-	1,339
Geological, geophysical	470,937	112,337	358,600
Legal	979	-	979
Maps, reports, reproductions	5,784	15	5,769
Road and drill site maintenance	20,124	20,124	-
Supplies	40,956	3,688	37,268
Travel, accommodation	125,644	26,150	99,494
	755,217	181,892	573,325
	792,418	189,422	602,996
Total unproven mineral right interests	$42,373,910	$1,430,225	$40,943,685